SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


        Under the Securities Exchange Act of 1934 (Amendment No. 1)


                          Prime Group Realty Trust
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                              (Name of Issuer)


      Common Shares of Beneficial Interest, par value $0.01 per share
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                       (Title of Class of Securities)


                                74158J 10 3
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                               (CUSIP Number)


                                 Gwen Klees
                            Senior Legal Counsel
                                 Cadim inc.
                     800, Square Victoria, Bureau 4400
                              Case postale 118
                          Montreal, Quebec H4Z 1B7
                               (514) 875-3360
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 18, 2001
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          (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



                       (Continued on following pages)

                            (Page 1 of 6 Pages)


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                                                                   Page 2 of 6


CUSIP NO.: 74158J 10 3           SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Cadim inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  |X|
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC

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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             QUEBEC

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                             7        SOLE VOTING POWER

NUMBER OF                             0
SHARES                            ---------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  7,944,893*
REPORTING                         ---------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      0
                                  ---------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      7,944,893*
                                  ---------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,944,893*

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      33.6%

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14         TYPE OF REPORTING PERSON
                        CO

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                                                                  Page 3 of 6
CUSIP NO.: 74158J 10 3         SCHEDULE 13D
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1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Cadim Acquisition, LLC
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  |X|
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           AF
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                              [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

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                             7        SOLE VOTING POWER

                                      0
                                    -------------------------------------------
                             8        SHARED VOTING POWER

NUMBER OF                             7,944,893*
SHARES                              -------------------------------------------
BENEFICIALLY                 9        SOLE DISPOSITIVE POWER
OWNED BY
EACH                                  0
REPORTING                            ------------------------------------------
PERSON                       10       SHARED DISPOSITIVE POWER

                                      7,944,893*
                                      -----------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,944,893*

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   33.6%

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14         TYPE OF REPORTING PERSON
                     OO (limited liability company)

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* On November 19, 2001, Cadim inc. ("Cadim"), Cadim Acquisition, LLC
("Cadim Acquisition"), Vornado PS, L.L.C. ("VPS") and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") executed a letter agreement (the "Letter Agreement") described in Item 4. By virtue of entering into the Letter Agreement, Cadim may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Vornado Parties, directly or indirectly, hold loans of Primestone Investment Partners L.P. (the "Borrower") which are secured by a pledge of partnership units (the "Common Units") of Prime Group Realty, L.P. ("PGLP") held by the Borrower. Those Common Units are exchangeable for common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust (the "Company") or, at the option of the Company, cash. The Vornado Parties asserted that those loans are currently in default and commenced foreclosure proceedings against the Common Units. As such, the Vornado Parties may be deemed to be the beneficial owners of 7,944,893 Common Shares, Cadim and Cadim Acquisition may be deemed to share with the Vornado Parties beneficial ownership of the equity securities owned by the Vornado Parties, and Cadim and Cadim Acquisition may thus be deemed to beneficially own 7,944,893 Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.








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                                                                 Page 5 of 6

ITEM 4.  PURPOSE OF THE TRANSACTION


Item 4 is hereby amended by replacing the last three sentences of the fourth paragraph thereof with the following:

     On November 19, 2001, the Borrower commenced a bankruptcy proceeding in the United States Bankruptcy Court for the District of Delaware. On December 18, 2001, the United States Bankruptcy Court for the District of Delaware granted a motion by VPS to dismiss the Borrower's bankruptcy proceeding, ruling that the proceeding had been filed in bad faith. As a result, the foreclosure auction commenced by VPS is no longer subject to an automatic stay in bankruptcy, and Cadim and Cadim Acquisition understand that VPS expects to conduct a foreclosure auction on or about January 9, 2002. Cadim and Cadim Acquisition do not expect to amend this Schedule 13D to the extent the Borrower, VPS, their respective affiliates or other parties file further motions, appeals or other pleadings in the bankruptcy proceeding or any subsequent action, suit or proceeding, unless such filings or actions affect the plans or proposals of Cadim or Cadim Acquisition described in this Item 4 in any material respect.






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                                                                  Page 6 of 6

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               CADIM INC.



                               By:  /s/  Sylvie Drouin
                               Name:     Sylvie Drouin
                               Title:    Vice-President, Legal Affairs


                               By:  /s/  Pierre Gibeault
                               Name:     Pierre Gibeault
                               Title:    Vice-President, Investments



                               CADIM ACQUISITION, LLC

                               By:  Cadim Holdings U.S. Inc., its sole member



                               By:  /s/  Sylvie Drouin
                               Name:     Sylvie Drouin
                               Title:    Secretary


                               By:  /s/  Pierre Gibeault
                               Name:     Pierre Gibeault
                                         Vice-President




Dated: December 18, 2001